SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated May 7, 2009 regarding the financial statements and other documentation corresponding to the three-month period ended as of March 31st, 2009

Telefónica de Argentina S.A.

Buenos Aires, May 7th, 2009

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.:           Information of Section 63 of the Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 63 of the Listing Regulation in order to report that the Company's Board in the meeting held on May 6th, 2009 approved the financial statements and other documentation corresponding to the three-month period ended as of March 31st, 2009.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)         Period Income (Loss)

- Ordinary Income (Loss)	$ 69
- Extraordinary Income (Loss)	$ -

2)         Breakdown of Shareholders’ Equity by item and amount:

- Capital Stock (par value)	$ 698
- Integral capital stock adjustment	$ 1,209
- Legal Reserve	$ 15
- Reserve for future dividend	$ 279
- Retained earnings	$ 406
- Total Shareholders’ Equity	$ 2,607

The General Meeting and Special Class A and B Meetings of the Company dated April 20th, 2009 resolved, further to the retained earnings for 337 millions held as of December 31st, 2008, to fully allocate them to the Legal Reserve and to reverse 30 millions from the Reserve for Future Dividend and allocate them to the Legal Reserve.

On 04/23/2009 the BCBA notified the discontinuance of the restriction to the distribution of profits foreseen under section 70 of Business Company Law.

3)         Find below a breakdown of the Company’s capital stock in shares of $0.1 par value as of September 30th, 2009:

Telefónica de Argentina S.A.

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock (in Shares)
4,367,388,680 (62.5% of capital stock)	2,616,811,616 (37.5% of capital stock)	6,984,200,296

Pursuant to Section 63, we hereby report the data required by Section 62, subsections o) and q). The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company's Shares
COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.	Av. Ingeniero Huergo 723, PB City of Buenos Aires	3,599,126,635 (51.53% of capital stock)	81,422,560 (1.17% of capital stock)	3,680,549,195
TELEFÓNICA INTERNACIONAL, S.A. (1)	Gran Vía 28, 28013, Madrid, Spain	--------------------	1,661,052,000 (23.78% of capital stock)	1,661,052,000
TELEFÓNICA INTERNATIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	--------------------	66,171,964 (0.95% of capital stock)	66,171,964
TELEFÓNICA MÓVILES ARGENTINA S.A. (1)	Ingeniero Enrique Butty 240, 20th floor City of Buenos Aires	768,262,045 (11% of capital stock)	682,163,308 (9.77% of capital stock)	1,450,425,353

(1)
On March 16th, 2009, TMA S.A. agreed with TISA on the purchase of 17,460,501 ADRs, each ADR representative of 40 common Class B shares of stock, accounting for 10% of the Company’s capital stock.  As of March 31st, 2009, 2,106,459 ADRs for a total USD 19 million (accounting for 1.2% of the Company’s capital stock) have been transferred. Consequently, as of March 31st, 2009, TMA S.A. has 20.77% of the Company’s capital stock.

TELEFÓNICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.99% and 12.7% of the shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

Telefónica de Argentina S.A.

The Dutch company Telefónica International Holding B.V. holds 37.3% of the shares of Compañía Internacional de Telecomunicaciones S.A.

Telefónica Móviles de Argentina Holding S.A. holds 84.595% of the shares of Telefónica Móviles Argentina S.A.

The next chart depicts the number of shares that do not belong to any shareholder or controlling group of the Company at the issue date of the financial statements at December 31st, 2008.

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% of Company’s Capital Stock
Public	----------------	(1) 126,001,784	126,001,784	1.80%

(1) Accounting for 4.8% of Class B Common Shares.

Best regards,

Pablo Llauró
Attorney

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	May 7, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel